Exhibit 21.1

Subsidiaries and Jurisdiction of Incorporation/Formation

•	Aytu Women’s Health, LLC (Delaware)
•	Aytu Therapeutics, LLC (Delaware)
•	Innovus Pharmaceuticals, Inc. (Nevada)
•	Semprae Laboratories, Inc. (Delaware)
•	Novalare, Inc. (Delaware)
•	Supplement Hunt, Inc. (Nevada)
•	Delta Prime Savings Club, Inc. (Nevada)
•	Neutron Acquisition Sub, Inc. (Delaware)